DEXIA
Group

03 FEB 25 AM 7:21

The Secretary-General

03007376

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

February 6th, 2003

Attention: Special Counsel/Office of International Corporate Finance

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

Please find enclosed the English version of the press release issued by Dexia today.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

Olivier Van Herstraeten
Secretary General

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

dw 3/18

Dexia S.A.
Square de Meeûs 1 - B-1000 Bruxelles - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - R.C.B. 604.748

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

EMBARGO 06/02/2003 17.40 pm

06/02/2003
7 p.

«MEDIA»
«NOM»

Dexia Group – Business Review 2002

- **Strong growth in the Public Finance business**
- **Retail Financial Services and Asset Management holding up well in a difficult environment**

	Annual growth rate
Public/Project Finance and Credit Enhancement	
▪ Long-term credit outstandings*:	+ 8.9%
▪ New long-term lendings*:	+ 28.1%
▪ Premiums issued by FSA (gross present value in US$):	+ 26.6%
Retail Financial Services	
▪ Outstanding customer assets:	– 1.1% (+ 2.5% excl. market effect)
▪ Outstanding loans:	+ 6.0%
▪ Life Insurance technical reserves	+ 1.9%
Investment Management Services	
▪ Private Banking customer assets o/s **:	– 9.2% (– 1.3% like-for-like and excl. market effect)
▪ Assets under management**:	– 9.1% (+ 0.9% like-for-like and excl. market effect)
▪ Transfer agent transactions:	+ 13.1% (+11.4% like-for-like)

* excluding Germany and equity affiliates ** excluding Dexia Bank Nederland

At its meeting held on Thursday 6 February 2003, Dexia's Board of Directors reviewed the business report. In a particularly difficult market environment, the group's primary business surged ahead, while its two other businesses held up well.

1. Public/Project Finance and Credit Enhancement

Total long-term credit outstandings (on and off-balance sheet, excluding affiliates accounted for by the equity method) amounted to EUR 165.0 billion as of 31 December 2002, up 10.3% (up 8.9% excluding outstandings of DHB, the German subsidiary). Outstandings were higher in the majority of the markets in which the group operates:

- **France**: in a market dominated by local authorities' efforts to reduce their debt levels for the sixth consecutive year, Dexia Crédit Local's outstandings increased 1.7% to EUR 53.6 billion. This growth extended both to the public sector (up 1.4% to EUR 51.2 billion) and structured finance and corporate lending (up 7.0% to EUR 2.5 billion).

- **Belgium**: outstandings slipped back marginally (down 4.7 % to EUR 26.0 billion), due to the policy to reduce large corporate outstandings (down 27.5% to EUR 4.0 billion), offset by an increase of 1.1% to EUR 22.0 billion in the public sector.

- **International:** most subsidiaries experienced robust growth. In ***Italy***, where the market was highly competitive, Dexia Crediop managed to increase its long-term outstandings by 19.4% to EUR 20.2 billion. In the ***UK,*** also a very competitive market, outstandings were up 8.9% to EUR 2.8 billion. In ***Spain***, Dexia Sabadell Banco Local's outstandings gained 45.3% in twelve months to EUR 2.9 billion. In ***Sweden***, outstandings were up 15.7% to EUR 3.1 billion. In ***other European countries and in Asia*** where Dexia Crédit Local is present either via local subsidiaries (e.g. Israel, Slovakia), or directly, outstandings were stable, at EUR 3.9 billion. Lastly, ***North America's*** growth was the most remarkable of all: outstandings swelled 44.8% in twelve months to EUR 21.1 billion, following a record year in 2001 which saw growth of 46.1%. North America remains the group's leading market for new lendings (EUR 9.2 billion out of a total of EUR 28.7 billion excluding Germany), buoyed by strong originations of Dexia Credit Local in New York, as well as the increasing importance of synergies with FSA.

In ***Austria***, where the group operates via KommunalKrediet Austria, which is consolidated under the equity method, outstandings jumped 41.4% to EUR 5.7 billion.

EUR billion	**Outstandings at 31/12/2001**	**Outstandings at 31/12/2002**	**Change (%)**
France	**52.8**	**53.6**	**+ 1.7%**
Belgium	**27.3**	**26.0**	**- 4.7%**
America	**14.6**	**21.1**	**+ 44.8%**
Italy	**16.9**	**20.2**	**+ 19.4%**
Austria	**4.0**	**5.7**	**+ 41.4%**
Spain	**2.0**	**2.9**	**+ 45.3%**
Sweden	**2.7**	**3.1**	**+ 15.7%**
UK	**2.5**	**2.8**	**+ 8.9%**
Israel	**0.3**	**0.3**	**+ 21.4%**
Slovakia	**0.2**	**0.3**	**+ 62.4%**
Head office	**3.5**	**3.2**	**- 6.7%**
Germany	**26.9**	**31.4**	**+16.6%**

New long-term lendings (excl. affiliates accounted for by the equity method) surged ahead throughout 2002 (up 39.6% to EUR 39.4 billion in total or 28.1% to EUR 28.7 billion excluding Germany), thereby contributing to the overall growth in outstandings described above.

EUR billion	New lendings 2001	New lendings 2002	Change (%)
France	**6.94**	**7.14**	**+ 2.9%**
Belgium	**2.59**	**3.71**	**+ 43.0%**
America	**6.46**	**9.21**	**+ 42.5%**
Italy	**3.11**	**5.50**	**+ 76.9%**
Austria	**1.37**	**1.69**	**+ 23.4%**
Spain	**0.74**	**1.13**	**+ 54.1%**
Sweden	**0.77**	**0.85**	**+ 10.2%**
UK	**0.40**	**0.41**	**+ 3.3%**
Israel	**0.07**	**0.08**	**+ 11.9%**
Slovakia	**0.06**	**0.16**	**x 1.8**
Head office	**1.28**	**0.54**	**- 58.3%**
Germany	**5.8**	**10.7**	**+ 84.0%**

Credit enhancement - FSA business

2002 surpassed the historically record year of 2001 in terms of new business. The discounted present value of gross premiums generated came in at US$ 882 million, up 26.6% over 2001. This excellent performance was particularly due to the US municipal bond, Dexia's primary business, which featured particularly strongly. The fall in ABS originations was largely due to stricter selectivity for ABS transactions in view of the current economic environment.

Details of FSA activity and results are given in the press release issued today by FSA (which can be viewed on the dexia.com or fsa.com websites). These results attest to the counter-cyclical nature of Dexia's local public sector business and to their contribution to achieving a good balance of revenue sources, which constitutes a major element of the group's strategy.

US$ million	Q4 2001	Q4 2002	Change	Full year 2001	Full year 2002	Change
Gross present value of premiums	**265.5**	**255.7**	**-3.7%**	**696.5**	**881.8**	**+26.6%**
▪ *Municipal*	**64.0**	**167.1**	**+161.2%**	**222.3**	**420.7**	**+89.2%**
▪ *ABS*	**167.1**	**33.0**	**-80.2%**	**350.1**	**196.1**	**-44.0%**
▪ *International*	**31.1**	**47.6**	**+53.1%**	**120.3**	**199.3**	**+65.7%**
Of which Municipal	*4.9*	*24.5*	*X 5.0*	*22.9*	*124.4*	*X 5.4*
Of which Asset Backed Securities	*26.2*	*23.2*	*-11.4%*	*97.4*	*74.8*	*-23.1%*
▪ *Asset Management*	**3.3**	**8.0**	**+143.6%**	**3.8**	**65.7**	**X17.1**
Gross nominal insured amount	**43,530**	**24,398**	**-44.0%**	**114,225**	**109,728**	**-3.9%**
▪ *Municipal*	**10,321**	**14,611**	**+41.6%**	**36,452**	**51,622**	**+41.6%**
▪ *ABS*	**25,570**	**2,067**	**-91.9%**	**56,090**	**35,677**	**-36.4%**
▪ *International*	**7,220**	**6,482**	**-10.2%**	**21,084**	**19,754**	**-6.3%**
Of which Municipal	*354*	*560*	*+58.3%*	*1,179*	*2,351*	*+99.4%*
Of which Asset Backed Securities	*6,866*	*5,922*	*-13.8%*	*19,905*	*17,403*	*-12.6%*
▪ *Asset Management*	**419**	**1,238**	**X3.0**	**599**	**2,674**	**X4.5**

Significant synergies continued to be achieved between FSA and Dexia: 104 joint transactions were closed in 2002, up from 56 in 2001. Since FSA joined Dexia group, total par insured by FSA in respect of 175 joint transactions with Dexia amounts to USD 44 billion (17% of net par insured by FSA), generating USD 274 million in premiums.

Other activities within the business line

On and off-balance sheet **short-term credit** outstandings increased 13.2% to EUR 19.8 billion as of

31 December 2002. Dexia Sofaxis' ***insurance*** business, catering to local public-sector staff, collected EUR 259 million of premiums in 2002, up 12.8% over 2001. Total **customer assets** (deposits and assets under management) stood at EUR 16.9 billion, up 5.1%, largely in off-balance sheet products.

Retail Financial Services

2002 was a varied year for Dexia in Belgium, which, depending on the products concerned, was influenced by a number of factors including the downturn in the equity markets, customers' resultant caution, and more intense competitive pressures from banks outside the 4 largest banking groups. Globally, investments and life insurance products were hit by historically low interest rates and poor stock market performance, whereas the production of credits was rather enhanced by low interest rates.

- **Customer assets**

Outstanding investment products suffered in 2002, partly due to the reduction in value of mutual funds (OPCVM) and unit-linked insurance policies, and partly due to the fall in new production, down 14% compared to 2001. Outstanding customer assets (traditional deposits, short-term notes, collective fund management and life insurance products, and Dexia bonds, but excluding securities accounts) amounted to EUR 78.7 billion as of 31 December 2002, down 1.1%. Adjusting for market effects (fall in value of products linked to equity markets), outstandings were up 2.5%. Movements in the volumes of all product categories during the year reflects the evolution of capital markets throughout the year.

Outstandings at the end of the quarter

EUR billion	Dec 01	Mar 02	June 02	Sept 02	Dec 02	Annual growth
Deposit Accounts	**29.0**	**29.2**	**30.0**	**29.5**	**30.9**	**+ 6.7%**
Short-Term Notes	**18.8**	**18.5**	**18.2**	**17.5**	**17.0**	**- 9.8%**
Dexia Eurobonds	**6.9**	7.2	7.4	7.6	7.5	**+ 8.2%**
Artesia cooperators shares	**1.2**	1.2	1.2	1.2	1.2	**+ 0.8%**
Mutual funds (OPCVM)	**17.9**	**18.1**	**17.0**	**16.2**	**16.3**	**- 9.1%**
Life Insurance	**5.7**	**5.9**	**5.8**	**5.7**	**5.8**	**+ 1.9%**
Total Customer Assets	**79.6**	**80.1**	**79.6**	**77.6**	**78.7**	**- 1.1%**

Changes during the year in the various products largely reflect market conditions, particularly mutual funds and life insurance. The jump in deposit accounts is due in particular to savings books in the fourth quarter (+5.0% over 3 months), following a specific campaign for this type of product. The reduction in savings bonds is in line with Dexia Bank's policy for this product category. Overall, in terms of traditional deposits, Dexia Bank's market share edged down over the year from 18.48% to 18.24%[1], a reduction much less pronounced than that of the 3 other large Belgian banks whose market share fell from 54.84% to 53.07%.

- ***Credits***

As of 31 December 2002, the group's total retail credits[2] reached EUR 22.0 billion, up 6.0%. Growth varied throughout the year in the various markets: mortgages up 6.5%, consumer loans up 3.3%, and loans to the self employed, SMEs and non-profit organisations together up 5.9%.

Outstandings at the end of the quarter

EUR billion	Dec 01	Mar 02	June 02	Sept 02	Dec 02	Annual growth
Mortgage loans	*12.3*	*12.5*	*12.7*	*12.9*	*13.1*	*+ 6.5%*
Consumer loans	*2.2*	*2.2*	*2.2*	*2.2*	*2.2*	*+ 3.3%*
Self-employed, SMEs and	*6.3*	*6.5*	*6.7*	*6.6*	*6.7*	*+ 5.9%*

[1] Excluding Cortal Belgium

[2] Excluding Slovakia

non-profit organisations						
Total	***20.7***	***21.1***	***21.5***	***21.7***	***22.0***	***+ 6.0%***

In the highly competitive mortgage market in Belgium, Dexia Bank's market share inched down over the year from 18.25% to 17.67%, a reduction much less pronounced than that of the 3 other large Belgian banks whose market share fell 4.1%.

- ***"Bancassurance"***

Taking all products together, insurance premiums to the retail clients written during 2002 came in at EUR 1,630 million, down 15.4% on 2001 largely due to a fall in unit-linked life insurance (branch 23). Of this total, EUR 152.6 million represent products solely distributed by the group but insured by third party insurers (EUR 95.3 million Life and EUR 57.3 million Non-Life). In the fourth quarter 2002, EUR 440 million of premiums were collected, up 27.5% over the third quarter, mainly as a result of the Life sector (EUR 373 million of premiums, up 36.0% over the third quarter).

Premiums received

(EUR million)	*2001*	*2002*	*Change (%)*
Life	*1,656*	*1,350*	*-18.5%*
▪ Branch 21[3]	*432*	*532*	*+ 23.1%*
▪ Branch 23[4]	*1,225*	*818*	*- 33.2%*
Non-Life	*271*	*281*	*+ 3.7%*
Total	***1,927***	***1,630***	***-15.4%***

3. Investment Management Services (Private Banking, Asset Management and Fund Administration)

In 2002, the business line suffered extremely bad market environment which led to an erosion of funds under management, a shift of investments towards lower-margin products, and a fall in transaction volumes. The group was also hit by factors specific to its Netherlands subsidiary, whose results are reviewed separately below. This subsidiary suffered particularly from the 2002 fall in the Amsterdam stock market in all its businesses.

- **Dexia Bank Nederland**

  - In the ***equity leasing*** business of the former Labouchere, outstanding loan contracts amounted to EUR 4.2 billion as of 31 December 2002, slightly down compared to 31 December 2001. By contrast, the value of customer assets invested in these products slumped nearly 40% to EUR 2.6 billion as of 31 December 2002. This situation prompted some market players to publicly challenge the product and its marketing, leading to very negative publicity for the distributors concerned, among which Dexia Bank Nederland. These problems, well-known to the market, led Dexia Bank Nederland to adopt a broad range of measures of commercial, organisational, legal and financial nature. These were communicated on 5 December 2002, and started to be implemented from the beginning of 2003. The impact of the commercial offer to customers during January will be felt throughout the first half of 2003.

  - ***Private Banking*** customer in the Netherlands assets fell back 48.4% or EUR 2.0 billion over the year to EUR 2.1 billion as of 31 December 2002. This slump is partly due to the fall in value of the underlying assets (down EUR 0.8 billion), and partly due to the closure of most branches of the former Labouchere Bank (EUR 1.2 billion). Assets of customers of the former Kempen went down EUR 0.7 billion (EUR –0.8 billion market effect, partly compensated by EUR +0.1 billion new

[3] guaranteed rates
[4] unit-linked

money) despite the negative publicity in the Netherlands concerning equity leasing products and the very bad stock market environment.

- Dexia Bank Nederland's ***asset management*** business also declined, funds under management reducing from EUR 8.1 billion as of 31 December 2001 to EUR 4.4 billion as of 31 December 2002. This downturn is due to two principal factors: a market effect of some EUR 1.4 billion, and the termination of a mandate from an institutional client of the former Kempen, which was recently purchased by a competing group (EUR 2.3 billion).

- **Private Banking**

Customer assets (excluding Dexia Bank Nederland) amounted to EUR 30.8 billion as of 31 December 2002, down 9.2% on the previous year. Most of this reduction (7.3%) was due to a fall in the value of the assets, the net outflows accounted for a reduction of 1.3%, and changes in consolidation scope represented a reduction of 0.5%. After nine months of a quasi constant fall in volume falls and in the value of assets, the fourth quarter saw a turnaround in funds received, boosted by a strong commercial performance on the full range of structured products that are specially adapted to unfavorable stock market conditions.

• Assets at 31.12.2001	EUR 33.9 billion
• Scope of consolidation effect	EUR - 0.2 billion
• Net movements first 9 months 2002	EUR - 1.0 billion
• Market effect first 9 months 2002	EUR - 2.3 billion
• Assets at 30.09.2002	EUR 30.4 billion
• Net movements Q4 2002	EUR + 0.5 billion
• Market effect Q4 2002	EUR - 0.1 billion
• Assets at 31.12.2002	EUR 30.8 billion

A review by product shows that discretionary mandates and assets not managed under a mandate were hit hardest by weakness in the stock markets (outstandings went down 15.7% and 10.1% respectively over 12 months). Funds managed under advisory mandates were down 4.1% over the full year, but have progressed in the fourth quarter 2002 (+3.8%).

- **Asset management**

Assets under management (excluding Dexia Bank Nederland, reviewed above) amounted to EUR 69.4 billion (including double-countings, as managed accounts may include group mutual funds), down 9.1% over the year. This reduction was largely due to the market effect (down 10.2%), partially offset by new money (+ 0.9%), and a slight change in consolidation (+ 0.2%).

• Assets at 31 12 2001	EUR 76.4 billion
• Scope of consolidation effect	EUR + 0.2 billion
• Net movements first 9 months 2002	EUR + 1.0 billion
• Market effect first 9 months 2002	EUR - 7.7 billion
• Assets at 30 09 2002	EUR 69.9 billion
• Net movements Q4 2002	EUR - 0.3 billion
• Market effect Q4 2002	EUR - 0.2 billion
• Assets at 31 12 2002	EUR 69.4 billion

At 31 December 2002, ***mutual fund management*** accounted for 57.8% of the total (60.7% at 31 December 2001), ***advisory management*** 15.2% (14.4% at 31 December 2001), ***discretionary mandates*** 10.5% (10.7% at 31 December 2001) and ***institutional management*** 16.5% (14.2% at 31 December 2001).

- **Fund Administration**

This business, while also suffering from the slump in market values in 2002, managed nevertheless to keep growing. In ***Custody***, investments held on deposit amounted to EUR 114.8 billion as at 31 December 2002, up 2.3% on 31 December 2001. Intense commercial activity, the launch of a base in Zurich, and the acquisition of Butterfield in Hong Kong together, more than offset the fall in asset values (down 11% over the year in Luxembourg alone). ***Central administration*** surged 71.1% (+25.2% excluding changes of scope) in terms of number of asset valuation calculations, much for the same reasons as for Custody. ***Transfer agency*** business was up 13.1% over the year in terms of number of transactions (subscriptions/redemptions). In the fourth quarter of 2002 alone versus the third quarter, Custody, Central administration and Transfer agency posted variations of –0.7%, +1.3% and +12.1% respectively over.

Commenting on the results for 2002, Pierre Richard, Chairman of the Executive Committee, declared:

"*Dexia group has achieved a very good level of revenues in its primary business – Public/Project finance. Besides, the group's retail and asset management businesses held well in very difficult market conditions. Overall, Dexia's business portfolio has demonstrated its capacity to withstand an extremely difficult economic and stock market environment, which will underpin sustainable earnings in the future.*"